EXHIBIT 99.1

GAMESQUARE AND DAIRY MAX EXPAND PARTNERSHIP AND LAUNCH ‘LEVEL UNLOCKED,’ NEW CAMPAIGN TO REINFORCE HOW NUTRITION FUELS HEALTHY LIFESTYLES AMONG GAMERS

Part of GameSquare and Dairy MAX’s ongoing commitment to build a healthier gaming community, Level Unlocked taps creators to curate content surrounding unique dietary choices

FRISCO, Texas – July 12, 2023 –  GameSquare Holdings Inc. (“GameSquare”, or the “Company”) (NASDAQ:GAME) (TSXV:GAME) and Dairy MAX, one of the leading regional dairy councils in America, announced Level Unlocked, a new campaign designed to educate the gaming community about the importance of balanced nutrition and building healthy habits. As part of an expanded partnership with GameSquare subsidiaries Complexity Gaming and next-gen marketing agency ZONED Gaming, Dairy MAX is working with a diverse group of gaming creators to produce a creative content series showcasing how they incorporate dairy into their daily routines.

“Leading organizations like Dairy MAX are turning to GameSquare to reach young consumers in new, exciting ways, and we are thrilled to expand our relationship, which demonstrates the value we provide brands that are looking to reach these audiences,” said Justin Kenna, CEO, GameSquare. “Our deep understanding of the gaming landscape, paired with our diverse marketing capabilities and vast creator network provide the perfect opportunity for Dairy MAX to promote healthy lifestyle choices amongst young consumers and their parents while also shifting the perception of poor diet in the gaming community.”

Central to Level Unlocked, GameSquare talent will create cross-platform content to reinforce  the importance of a balanced diet and the impact on performance. In addition to curated videos on TikTok, Twitch, and other social platforms, creators will host cooking livestreams to discuss the concept of individuality and shine a spotlight on how everyone’s nutritional needs and preferences are different. During these streams, creators will organize a Q&A for fans to discuss healthy lifestyle practices and share their favorite recipes. Participating talent includes Repullze, DiazBiffle and Ninjayla.

“Our partnership with GameSquare through the Level Unlocked campaign elevates our connection to younger consumers in a virtual space,” says Marty McKinzie, Dairy MAX Chief Growth Officer. “Through GameSquare talent we are able to deliver messaging about the importance dairy plays in their cognitive development and overall performance and well-being in a space where they are most receptive.”

In an expanded deal between GameSquare and Dairy MAX, Level Unlocked will utilize Fourth Frame Studios’ premier content and creative capabilities and ZONED Gaming’s creative strategy to raise awareness for proper nutrition with youth. Dairy MAX will also be working with the media and activation solutions of GameSquare subsidiary Gaming Community Network, who launched the first Level Unlocked tournament last week as part of the overall campaign. The partnership will leverage GameSquare’s aggregate social reach of 500+ million and its diverse portfolio of 1,500+ creators.

Level Unlocked builds upon a long-standing relationship between Dairy MAX and GameSquare. Dairy MAX first partnered with Complexity in March 2021 to optimize esports player performance and extend career longevity through proper nutrition. Additionally, Dairy MAX teamed up with Gaming Community Network (GCN) in October 2022 to produce the “Fuel Up to Play 60 Madden NFL 23 Open Tournament,” which saw local Dallas students compete in EA SPORTS Madden NFL 23 for a chance to become an honorary Dallas Cowboys player for a day. The campaign also educated the youth gaming community on the importance of fueling their bodies properly, so they have the energy to play their game.

For more information on Level Unlocked and to start cooking dairy-friendly recipes, visit http://levelunlocked.com/.

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About GameSquare GameSquare Holdings Inc. (NASDAQ:GAME) (TSXV:GAME) is a vertically integrated, international digital media, entertainment and technology company, which leverages an audience of over 290 million followers. GameSquare’s leading audience and platform enables global brands to connect with gaming and youth culture audiences. GameSquare’s end-to-end platform includes Code Red Esports Ltd., an esports talent agency serving the UK, GCN, a digital media company focusing on the gaming and esports audience based in Los Angeles, USA., Zoned, a gaming and lifestyle marketing agency based in Los Angeles, USA, Complexity Gaming, a leading esports organization operating in the United States, Fourth Frame Studios, a multidisciplinary creative production studio, Mission Supply, a merchandise and consumer products business, Frankly Media, programmatic advertising, Stream Hatchet, leader in live gaming and esports streaming analytics, and Sideqik a social influencer marketing platform. For more information, please visit www.gamesquare.com.

About Dairy MAX

Founded more than 40 years ago, Dairy MAX is one of the leading regional dairy councils in America – representing more than 900 dairy farmers and serving communities in eight states: Colorado, southwest Kansas, Louisiana, Montana, New Mexico, western Oklahoma, Texas and Wyoming. A nonprofit organization, Dairy MAX is part of a nationwide effort to support dairy farming and drive impact for every dairy farmer, while promoting American agriculture. The organization operates five audience outreach programs: business development, consumer marketing, health and wellness, industry image and relations and school marketing. For more information about Dairy MAX and its team of experts, visit DairyMAX.org. Dairy resources and delicious recipes are available at DairyDiscoveryZone.com.

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